SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	58,865,437	0.1706	0.0894
Shares	Preferred	289,873,276	0.9239	0.4400
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	06	876,723	799.98	701,360.87
Shares	Common	Direct with the Company	Sell	06	204,143	799.98	163,310.32
Shares	Preferred	Direct with the Company	Sell	06	5,051,695	923.09	4,663,169.14
Shares	Preferred	Direct with the Company	Sell	06	2,931,003	923.09	2,705,579.56
Shares	Preferred	Direct with the Company	Sell	06	685,041	923.09	632,354.50
Shares	Preferred	Direct with the Company	Sell	29	4,000,000	909.18	3,636,720.00
Shares	Preferred	Direct with the Company	Sell	30	750,000	925.15	693,862.50
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	57,784,571	0.1675	0.0877
Shares	Preferred	276,455,537	0.8811	0.4197

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,533,946,541	88.5057	46.3506
Shares	Preferred	12,223,742,583	38.9581	18.5557
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	02	1,420,000	780.00	1,107,600.00
Shares	Common	Bradesco	Buy	13	11,140,000	770.00	8,577,800.00
Shares	Common	Bradesco	Buy	13	8,049	770.00	6,197.73
Shares	Common	Bradesco	Buy	13	1,951	772.99	1,508.10
Shares	Common	Bradesco	Buy	14	800,000	770.03	616,024.00
Shares	Common	Bradesco	Buy	20	10,000,000	796.00	7,960,000.00
Shares	Common	Bradesco	Buy	24	470,000	780.10	366,647.00
Shares	Common	Bradesco	Buy	24	1,130,000	780.16	881,580.80
Shares	Common	Bradesco	Buy	21	10,000	781.99	7,819.90
Shares	Common	Bradesco	Buy	24	40,000	782.99	31,319.60
Shares	Common	Bradesco	Buy	24	10,010,000	783.00	7,837,830.00
Shares	Preferred	Minutes	Election	07	9,928,532	0.00	0.00
Shares	Preferred	Minutes	Election	07	49,642,664	0.00	0.00
Shares	Preferred	Direct with the Company	Sell	06	15,443,077	923.09	14,255,349.95
Shares	Common	Minutes	Withdraw	07	1	0.00	0.00
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30,578,905,072	88.6360	46.4188
Shares	Preferred	12,257,942,170	39.0671	18.6076

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations